

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via E-mail
Dr. Ruggero Maria Santilli
Chief Executive Officer
MagneGas Corporation
150 Rainville Road
Tarpon Springs, FL 34689

> Re: **MagneGas Corporation**
> **Registration Statement on Form S-1**
> **Filed December 20, 2011**
> **File No. 333-178643**

Dear Dr. Santilli:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given the lack of an established market for your warrants, please disclose the fixed price at which the warrants will be sold. We will not object if you disclose that the warrants will be sold at the disclosed fixed price until your warrants are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Prospectus

2.   Please provide us independent, objective support for your claims regarding the price of your product relative to alternatives, the ratings of your product by "independent users," the potential uses for your product, and the capabilities of your Plasma Arc Flow technology to gasify the types of waste you disclose with the minimal by-products that

you disclose. Also, provide us independent, objective support for your factual statements in the prospectus regarding industry and market developments, trends and size. Include in your response a clear explanation of how your product is capable of addressing the entire market that you describe. Ensure that the statements in all material that you provide to us in response to this comment are keyed clearly to the relevant statements in your disclosure.

Our Company, page 1

3.   Please disclose prominently in this section the amount of your losses in your most recently reported year-to-date period compared to the same period in the previous year. Also disclose prominently in this section the amount of cash currently used in your operations per month.

Executive Compensation, page 27

4.   In your next amendment, please ensure that you update your executive compensation disclosure to include information for the last completed fiscal year.

Signatures

5.   Please indicate below the second paragraph of text required on the Signatures page who signed your document in the capacity of principal accounting officer or controller.

Exhibits

6.   Please revise to include the interactive data file exhibit required by Regulation S-K Item 601.

Exhibit 5.1

7.   Please file an opinion that addresses all securities identified in the fee table of your registration statement. The opinion should address the shares that have already been issued, not just those "issuable." The opinion also should address whether the offered warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrants.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Gregg E. Jaclin, Esq.